SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Arisz Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

040450 207

(CUSIP Number)

199 Water St, 31st Floor

New York, NY 10038

Tel: 212-845-9945

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040450 207	Schedule 13D

1.	Names of Reporting Persons Arisz Investment LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,874,889 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,874,889 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,874,889 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 207,389 shares of Common Stock underlying the private placement units held directly by Arisz Investment LLC and (ii) 1,667,500 shares of Common Stock held directly by Arisz Investment LLC. Echo Hindle-Yang is the manager of Arisz Investment LLC and therefore has voting and dispositive control over the shares of Common Stock and Common Stock held by Arisz Investment LLC.

(2)	Based on 8,901,389 shares of Common Stock deemed to be outstanding, including (i) 6,900,000 shares of Common Stock currently issued and outstanding, (ii) 1,725,000 shares of Common Stock held by Arisz Investment LLC and directors and officers of the Issuer, and (iii) 276,389 shares of Common Stock underlying the units held by Arisz Investment LLC and Chardan Capital Markets, LLC, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2021.

CUSIP No. 040450 207	Schedule 13D

1.	Names of Reporting Persons Echo Hindle-Yang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,914,889 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,914,889 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,889 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 40,000 shares of Common Stock held by Echo Hindle-Yang, (ii) 207,389 shares of Common Stock underlying the private placement units held directly by Arisz Investment LLC, and (iii) 1,667,500 shares of Common Stock held by Arisz Investment LLC. Ms. Hindle-Yang is the manager of Arisz Investment LLC and has voting and dispositive control over the shares of Common Stock held by Arisz Investment LLC.

(2)	Based on 8,901,389 shares of Common Stock deemed to be outstanding, including (i) 6,900,000 shares of Common Stock currently issued and outstanding, (ii) 1,667,500 shares of Common Stock held by Arisz Investment LLC and directors and officers of the Issuer, and (iii) 276,389 shares of Common Stock underlying the units held by Arisz Investment LLC and Chardan Capital Markets, LLC, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2021.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Arisz Acquisition Corp. (the “Issuer”). The address of the Issuer’s principal executive office is 199 Water St, 31st Floor, New York, NY 10038. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Arisz Investment LLC, a Delaware limited liability company (the “Sponsor”) and (ii) Echo Hindle-Yang. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o Arisz Investment LLC, 199 Water St, 31st Floor, New York, NY 10038.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Ms. Hindle-Yang is the founder and Chief Executive Officer of MSQ Ventures, a cross-border advisory firm based in New York. Ms. Hindle-Yang also serves as the manager of the Sponsor and the Chief Executive Officer and Chairperson of the board of directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Delaware, U.S.A.

Individuals:	Echo Hindle-Yang — United States Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, on August 5, 2021, the Sponsor purchased 1,437,500 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On October 29, 2021, the Issuer effected a 1.2-for-1.0 stock split of the Common Stock, resulting in the Sponsor holding an aggregate of 1,725,000 Founder Shares, for approximately $0.014 per share. The Sponsor transferred an aggregate of 57,500 Founder Shares to members of the Issuer’s management and board of directors resulting in the Sponsor holding 1,667,500 Founder Shares.

Private Placement Units

On November 22, 2021, simultaneously with the closing of the Issuer’s initial public offering of units (the “IPO”), the Issuer consummated the private placement (“Private Placement”) with the Sponsor and Chardan Capital Markets, LLC of 193,889 units and 60,000 units, respectively (the “Private Units”), generating total proceeds of $2,538,886. Subsequently, on November 22, 2021, the underwriters exercised the over-allotment option in full, and the closing of the issuance and sale of the additional Units (the “Over-Allotment Option Units”) occurred on November 24, 2021. On November 24, 2021, simultaneously with the sale of the Over-Allotment Option Units, the Issuer consummated the private sale of an additional 13,500 Private Units and 9,000 Private Units to the Sponsor and Chardan Capital Markets, LLC, respectively, generating gross proceeds of $225,000. The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. The Sponsor purchased the Private Units pursuant to a subscription agreement, dated November 17, 2021, by and between the Company and the Sponsor (the “Private Units Subscription Agreement”).

The Private Units are identical to the units sold in the IPO, except that (i) the sponsor and Chardan Capital Markets, LLC agreed not to transfer, assign or sell any of the Private Units or underlying securities (except in limited circumstances, as described in the Registration Statement) until the completion of the Company’s initial business combination and (ii) for so long as they are held by the underwriters, Private Units will not be exercisable more than five years from the effective date of the Registration Statement in accordance with FINRA Rule 5110(g)(8)(A). The holders of the Private Units were granted certain demand and piggyback registration rights in connection with the purchase of the Private Units.

The summary of such Private Units Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of November 24, 2021, the Sponsor directly beneficially owned 207,389 shares of Common Stock and 1,667,500 Founder Shares (collectively, the “Sponsor Shares”). As the manager of the Sponsor, Ms. Hindle-Yang may be deemed to beneficially own the Sponsor Shares. Ms. Hindle-Yang also received 40,000 Founder Shares from the Sponsor in her capacity as the Chairperson of the board of directors of the Issuer.

The Sponsor Shares represent approximately 21.1% of the 8,901,389 shares of Common Stock that were deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2021 (the “Final Prospectus”). Ms. Hindle-Yang may be deemed to beneficially own 1,914,889 shares of Common Stock, representing approximately 21.5% of the 8,901,389 shares of Common Stock that were deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 1,437,500 shares of Common Stock were purchased by the Sponsor for the amount of $25,000.00 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated August 5, 2021 (the “Securities Subscription Agreement”). On October 29, 2021, the Issuer effected a 1.2-for-1.0 stock split of our common stock, resulting in the Sponsor holding an aggregate of 1,725,000 insider shares, for approximately $0.014 per share. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Stock Escrow Agreement

On November 17, 2021, the Issuer entered into a stock escrow agreement (the “Escrow Agreement”) with the Sponsor. Pursuant to the Stock Escrow Agreement, the Sponsor agreed not to transfer, assign or sell 1,432,389 of the shares of Common Stock held by the Sponsor (the “Escrow Shares”), except to certain permitted transferees, until, with respect to (X) 50% of the Escrow Shares, the earlier of (i) six months after the date of the consummation of the Issuer’s initial business combination and (ii) the date on which the closing price of the Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of the initial business combination and, (B) with respect to the remaining 50% of the Escrow Shares, six months after the date of the consummation of the initial business combination, or earlier in each case if, subsequent to the initial business combination, the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The Escrow Shares will be held in escrow with Continental Stock Transfer & Trust Company during the period in which they are subject to the transfer restrictions described above.

The description of the Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On November 17, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers (collectively, the “Insiders”). Pursuant to the Letter Agreement, the Insiders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

Under the Letter Agreement, the Insiders agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 12 months of the closing of the IPO (unless extended up to 18 months by resolution of the board of directors of the Issuer as set forth in the Registration Statement) unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Insiders agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction, a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On November 17, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase three-fourths (3/4) of one share of Common Stock at a price of $11.50 per full share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Rights Agreement

On November 17, 2021, the Issuer entered into a rights agreement (the “Rights Agreement”), with Continental Stock Transfer & Trust Company, as rights agent. Each holder of a right will automatically receive one-twentieth (1/20) of a share of Common Stock upon consummation of the Issuer’s initial business combination.

The summary of such Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Units Subscription Agreement

On November 17, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 207,389 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Units Subscription Agreement. The Private Placement Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Private Units Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On November 17, 2021, in connection with the Issuer’s IPO, the Issuer and the Insiders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Investors (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Investors have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated August 5, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 12, 2021).

Exhibit 99.3	Stock Escrow Agreement, dated November 17, 2021, by and among the Company, Continental Stock Transfer & Trust Company and the initial stockholders of the Company (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 23, 2021).

Exhibit 99.4	Letter Agreement, dated November 17, 2021, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 23, 2021).

Exhibit 99.5	Warrant Agreement, dated November 17, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 23, 2021).

Exhibit 99.6	Rights Agreement, dated November 17, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 23, 2021).

Exhibit 99.7	Private Units Subscription Agreement, dated November 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 23, 2021).

Exhibit 99.8	Registration Rights Agreement, dated November 17, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 23, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2021

Arisz Investment LLC

By:	/s/Echo Hindle-Yang
Echo Hindle-Yang, Manager

By:	/s/ Echo Hindle-Yang
Echo Hindle-Yang, Manager